Exhibit 99.49

NOTICE OF CHANGE OF STATUS

Pursuant to section 11.2 of National Instrument 51-102

CannTrust Holdings Inc. (the “Company”) hereby gives notice that the Company's common shares have commenced trading on the Toronto Stock Exchange effective at the opening of trading on March 5, 2018 under the trading symbol "TRST". The Company's common shares have been voluntarily delisted and withdrawn from listing on the Canadian Securities Exchange effective the close of trading on March 2, 2018.

The Company has ceased as a “venture issuer” for purposes of National Instrument 51-102.

CANNTRUST HOLDINGS INC.

(signed) Ian Abramowitz

Per:
Ian Abramowitz,
Chief Financial Officer